SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  W. G. Hairston, III
                  Southern Nuclear Operating Company
                  P.O. Box 1295
                  Birmingham, Alabama 35201

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  President and CEO - Southern Nuclear Operating Company responsible for nuclear operations. From time to time, I may be required to represent various positions of the company before SEC, members of Congress, or other government agencies.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


                   Salary or other
                    compensations

Name of       received          to be           Person or company from whom
recipient                      received         received or to be received
                (a)              (b)

W. G.        $5,979,955     to be included      Southern Nuclear Operating
Hairston, III               in supplementary    Company, Inc.
                            statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: $2423.91

           (b) Itemized list of all other expenses:  N/A

Date January 16, 2001                       (Signed) /s/ W. G. Hairston, III
     ----------